UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Consideration of Potential Horizontal Spin-off

1. Information

☐ Spin-off

•  In order to pursue enhancement of shareholder value and acceleration of its growth, SK Telecom Co., Ltd. (the “Company”) is considering a potential corporate restructuring whereby the Company will split into a wireless and fixed-line telecommunications company (including, among others, the Company’s interest in SK Broadband Co., Ltd.) (the “Surviving Company”) and a holding company that holds interests in semiconductor and new information and communication technology (“New ICT”) businesses (including, among others, the Company’s interest in SK hynix Inc., ADT CAPS Co., Ltd., Eleven Street Co., Ltd. and T map Mobility Co., Ltd.) (the “Spin-off Company”). Such restructuring will be implemented through a horizontal spin-off transaction (“injeok bunhal”) under Korean law, whereby the Spin-off Company will be newly incorporated and the existing shareholders of the Company will receive shares of the Spin-off Company on a pro rata basis.

•  The Surviving Company will seek to expand into areas of artificial intelligence, subscription-based marketing and operation of data centers based on its wireless and fixed-line telecommunication businesses. The Spin-off Company will seek to evolve and grow into a global investment company specializing in New ICT and semiconductor businesses.

☐ Timeline

•  A decision regarding the potential spin-off, if any, is expected to be made in the first half of 2021. The Company will disclose such decision at such time.

2. Provision of Information	Provided by	Company
	Recipients	Domestic and overseas investors and press, etc.
	Time and Date	3:40 p.m., April 14, 2021 (Korea time)
	Distribution of Information	By press release and townhall meeting

3. Contact		Shareholder Value Innovation Group (+82-2-6100-2114)

4. Other Important Matters Relating to Investment Decision

•  The information above has not been finalized and is subject to change based on factors such as future business conditions and the results of the deliberation for approval by the Company’s board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joong Suk Oh

(Signature)
Name:	Joong Suk Oh
Title:	Senior Vice President

Date: April 14, 2021